EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012
Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the nine month period ended October 31, 2012 and the audited financial statements for the year ended January 31, 2012 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated December 27, 2012 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the United States Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The Condensed Consolidated Interim Financial Statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the three months ended October 31, 2012 and to the date of this MD&A:

Robertson Property, Nevada

Coral’s Robertson property is an advanced stage exploration project located along the Battle Mountain/Cortez Gold trend in north-central Nevada and immediately adjacent to the Pipeline gold mine.  Over the past 20 years, Coral Gold and its various joint venture partners have spent more than $25 million exploring the claims. This activity has led to the discovery of five mineralized zones: Porphyry, 39A, Gold Pan, Altenburg Hill, Distal and Triplet Gulch.  In 2009, Coral published an NI 43-101 compliant resource estimate covering the near surface gold resources on the property (see news release dated October 9th, 2009).  The report outlined an inferred mineral resource of 3.4 million ounces of gold (based on gold at $850 an ounce).  Following the resource estimate, exploration continued and in January 2012 a preliminary economic assessment (“PEA”) was published on the Altenburg Hill, Porphyry and Gold Pan zones. (See news release dated January 18th 2012).  In mid-2010, exploration on the property was essentially halted by the U.S. Bureau of Land Management (“BLM”); the ongoing situation is outlined below.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

Environmental Assessment (“EA”)

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting” or “SRK”), our environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the BLM and the Nevada Department of Environmental Protection ("NDEP") to allow us to carry out our work plan. A setback occurred when the BLM declined our drilling permit application because our existing EA (circa 1980's) was out of date. Realizing the importance to our Company of the ability to keep drilling, the BLM suggested that we withdraw our APO and revert back to a previous APO from 2007 that allowed us, without any amendments to drill on certain areas of the property.

In June 2010, we withdrew our original APO when the BLM determined that a new EA of the Robertson property would be required. We immediately commissioned SRK Consulting to commence work on the new EA which is to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its on-going commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO and a kick off meeting was held on July 20, 2011.  The meeting outlined the need for a new EA.  In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice and socio economic issues.

Studies had been in progress since November 2010 but the EA did not officially start until July 2011.  The cultural studies were done by Kautz and Co. of Reno, Nevada.  Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds etc. but the ghost mining town of Tenabo has required detailed study.

By July 13th, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM.

The BLM's response to Corals Baseline Studies was received July 27th and delivered to SRK Consultants whom have since supplied a response to the modifications to the Baseline Studies required by the BLM.

SRK reported that responses from all the various questions on vegetation, wildlife, air quality and Native American specialists had been received. As a result the Cumulative Effects Study Area's (CESA) was enlarged and SRK completed the cumulative analysis which is the final stage of the EA.

On September 24, 2012, Coral announced that SRK had completed and submitted the EA to the BLM.  Coral is now awaiting the BLM's response. Should the EA be accepted, Coral will then submit its application for the new APO report.

Coral expects that when the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give Coral the permit to proceed. Coral has applied for a blanket permit to allow the Company to drill up to 500 holes.  Upon acceptance of the APO, Coral plans to continue Phase 2 drilling consisting of 60 holes as part of the forthcoming pre-feasibility study

Compliance with the EA process is mandatory.  The various categories studied are the subject of numerous Nevada State and US Federal laws.  Fortunately not all are applicable to the Robertson property.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

Outlook

Coral is working to move the Robertson project towards pre-feasibility by following the recommendations laid out in the PEA (see news release dated January 18th, 2012).

Coral had wanted to drill a further 27 core holes as recommended by the PEA in 2012 however the BLM has decided “Based on a review of the case file and information received, BLM will not approve a minor modification allowing more disturbance or additional drilling on pre-existing disturbance for the Robertson Project. BLM will defer authorizing any additional disturbance on the project until the current APO and NEPA review are complete”.

In the new APO, Coral has applied for a 10 year blanket permit that will allow the Company to drill up to 500 holes, thus ensuring that further progress is not impeded.

Results of Operations

Summary of Quarterly Results

	2012	2012	2012	2012	2011	2011	2011	2011
Period ended	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Loss for the period	(380,170)	(106,257)	(737,909)	(171,088)	(221,457)	(235,353)	(145,915)	(895,592)
Loss per Share	(0.01)	(0.00)	(0.02)	(0.01)	(0.02)	(0.01)	(0.00)	(0.03)
Total Assets	20,100,685	20,028,500	20,343,078	20,756,599	21,782,689	21,782,689	22,451,253	21,380,222

Quarterly costs fluctuate with non-cash items such as share-based payments, deferred income tax and foreign exchange variances. Share-based payments and deferred income tax expense are the primary variances in the quarterly results. In the quarter ended October 31, 2012, the Company recorded a $300,919 share-based payment expense which resulted in an increase in loss for the quarter as compared to the previous quarter.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized as exploration and evaluation assets so total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares. There were no new financing during the current quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

Three months ended October 31, 2012 compared with the three months ended October 31, 2011

	2012	2011
Operating and Administrative Expenses
Consulting fees	$3,000	$4,000
Depreciation	462	481
Directors’ fees	3,000	3,000
Finance costs	2,750	-
Investor relations and shareholder information	8,675	19,986
Legal and accounting	2,156	(5,057)
Listing and filing fees	7,024	7,886
Management fees	7,500	26,250	(1)
Office and miscellaneous	21,087	29,978	(2)
Salaries and benefits	35,130	41,853
Share-based payments	300,919	29,427	(3)
Travel	3,849	10,027
	395,552	167,831

Loss before other items	(395,552)	(167,831)

Other Income (Expenses)
Interest and other income	127	5,125
Foreign exchange gain (loss)	9,995	(58,752)
Gain in sale of shares of a related party	5,260	-
NET LOSS FOR THE PERIOD	(380,170)	(221,458	) (4)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment in securities	(46,757)	(407,936	) (5)
COMPREHENSIVE LOSS FOR PERIOD	$(431,690)	$(629,394)

Loss per Share - Basic and Diluted	$(0.01)	$(0.01)

1.
Management fees in the third quarter of 2012 were $7,500 compared to $ 26,250 in the comparative quarter, a decrease of $18,750. During the second quarter of 2012, the chairman of the board resigned and a management fee is no longer paid.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

2.
Office and miscellaneous for quarter ended October 31, 2012 was $21,087 compared to $29,978 in the comparative quarter, a decrease of $8,891. During the quarter, the Company reallocated some of its common costs allocations to reflect a decrease in operating activities.

3.
Share-based payments for the quarter ended October 31, 2012 was $300,919 compared to $29,427 in the comparative quarter, an increase of $271,492. During the quarter ended October 31, 2012, the Company granted 710,000 new stock options to consultants, directors, and employees. The fair value of these options was $132,831. Also during the quarter, the Company extended warrants previously issued pursuant to a private placement announced on March 3, 2010. The fair value related to extending these warrants was $164,963.

4.
As a result of the foregoing, net loss for the quarter ended October 31, 2012 was $380,170 an increase of $158,712 compared to the quarter ended October 31, 2011. The increase in net loss for the period resulted in no change in loss per share from the comparable quarter.

5.
Unrealized gain on investments in securities during the quarter ended October 31, 2012 was $46,757 compared to an unrealized loss of $407,936 in the comparative quarter, a net change of $454,693. The change is due to fluctuations in the fair market values of the securities held.

Nine months ended October 31, 2012 compared with the nine months ended October 31, 2011

	2012	2011
Operating and Administrative Expenses
Consulting fees	$9,000	$93,951	(1)
Depreciation	1,387	1,365
Directors’ fees	9,000	9,000
Finance costs	8,186	(2,528)
Investor relations and shareholder information	66,058	88,063
Legal and accounting	5,304	3,329
Listing and filing fees	22,112	21,277
Management fees	60,000	79,890	(2)
Office and miscellaneous	57,858	67,883
Salaries and benefits	119,566	120,046
Share-based payments	858,384	104,530	(3)
Travel	19,344	27,149
	1,236,199	613,955

Loss before other items	(1,236,199)	(613,955)

Other Income (Expenses)
Interest and other income	4,192	19,728
Foreign exchange gain (loss)	3,099	(3,443)
Gain on sale of investment	5,260	-
NET LOSS FOR THE PERIOD	(1,223,648)	(597,670	) (4)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment in securities	(588,297)	(85,187	) (5)
COMPREHENSIVE INCOME (LOSS) FOR PERIOD	$(1,811,945)	$(682,857)

Loss per Share - Basic and Diluted	$(0.04)	$(0.02)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

1.
Consulting fees in the third quarter of 2012 were $9,000 compared to $93,951 in the comparative quarter, a decrease of $84,951. During the prior year the Company hired a number of consultants to provide various marketing and financial services. Due to the decrease in activity in the current year the Company has not required such services.

2.
Management fees in the third quarter of 2012 were $60,000 compared to $79,890 in the comparative period, a decrease of $19,890. During the second quarter of 2012, the chairman of the board resigned and a management fee is no longer paid.

3.
Share-based payments for the period ended October 31, 2012 was $858,384 compared to $104,530 in the comparative period, an increase of $753,854. During the period ended October 31, 2012, the Company granted 1,765,000 new stock options to consultants, directors, and employees. The fair value of these options was $423,133. Also during the period, the Company extended warrants previously issued pursuant to a private placement announced on March 3, 2010. The fair value related to extending these warrants was $429,849.

4.
As a result of the foregoing, net loss for the period ended October 31, 2012 was $1,223,648 an increase of $625,978 compared to the period ended October 31, 2011. The increase in net loss for the period resulted in and increase on loss per share from $0.02 per share to $0.04 per share.

5.
Unrealized loss on investments in securities during the period ended October 31, 2012 was $588,297 compared to an unrealized loss of $85,187 in the comparative period, a net change of $503,110. The change is due to decrease in the fair market values of the securities held.

Liquidity and Capital Resources

Currently, the Company has no operating income but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of options and warrants.

During the nine months ended October 31, 2012 the Company incurred exploration expenditures that increased its mineral property carrying value on the Robertson Property $1,160,559. At October 31, 2012, the Company had a working capital deficiency of $428,185 and cash of $36,346.

Management is currently working on securing funding for next phase of development and to ensure that the Company has sufficient cash on hand to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

The change in cash flow activities can be summarized as follows:

	October 31, 2012	October 31, 2011
	$	$
Operating activities	111,059	(543,776)
Investing activities	(1,389,177)	(960,939)
Financing activities	-	438,393
Effect of exchange rate fluctuations on cash and cash equivalents	(30)	(46)
Net (decrease) increase in cash	(1,278,148)	(1,066,322)
Cash and cash equivalents, beginning of period	1,314,494	2,695,864
Cash and cash equivalents, end of period	36,346	1,629,496

Cash used in operating activities is primarily comprised of operating and administrative expenses as the Company is at the exploration stage and has no sources of revenue. The decrease in cash used in operating activities during the nine months ended October 31, 2012 compared to the nine months ended October 31, 2011 is primarily due to an increase in the balance of accounts payable. The Company has increased its balance of accounts payable while it reviews alternative sources for financing.

The Company’s expenditures of $1,337,002 on exploration and evaluation assets account for a significant portion of the funds used in investing activities during the nine months ended October 31, 2012. During the comparative period expenditures on exploration and evaluation activities were $923,427.Also during the period, the Company increased its reclamation bond by $59,035.

The Company is dependent in equity financing to fund its operations. For the nine months ended October 31, 2012, the Company issued no common shares upon exercise of options and warrants. During the nine months ended October 31, 2011, the Company received $438,393 upon the exercise of options and warrants.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the nine months ended October 31, 2012 are as follows:

a.	$37,500 (2011 - $56,250) was paid for management fees to a private company controlled by a director and officer of the Company;

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

b.	$22,500 (2011 - $22,500) was paid for management fees to a private company controlled by a director and officer of the Company;

c.	$9,000 (2011 - $9,000) was paid for consulting fees to a private company controlled by an officer of related Company;

d.	$nil (2011 - $7,000) was paid for consulting fees to a private company controlled by an officer of related Company;

e.
$183,800 (2011 - $203,535) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

f.	$23,564 (2011 - $30,431) was paid for geological consulting services to a private company controlled by a director and officer of the Company; and

g.	$9,000 (2011 - $9,000) was charged for directors’ fees to the Directors’ of the Company.

These charges were measured at the estimated fair values of the services provided or goods received.

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from a related party as at October 31, 2012 is comprised of $72,455 ((US$72,245) (January 31, 2012 - US$65,955)) less an allowance for non-collection of $39,227 ((US$39,113) (January 31, 2012 - US$39,113)) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties as at October 31, 2012 include $78,543 (January 31, 2012 - $22,134) due to Oniva, $9,000 (January 31, 2012 - $11,876) due to directors of the Company, $20,841 (January 31, 2012 - $3,615) due to two private companies each controlled by directors, and $11,506 (January 31, 2012 - $nil) due to related companies for management fees.

Amounts due are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

Disclosure of Key Management Personnel Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	October 31, 2012	October 31, 2011
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$96,481	$150,431
Other members of key management	32,275	-

Share-based payments
Members of the Board of Directors	256,056	-
Other members of key management	50,821	-
	$435,633	$150,431

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable; the recoverable value of exploration and evaluation assets; the estimation of the useful lives of property and equipment; the recoverability and measurement of deferred income tax assets and liabilities; the provisions for estimated site restoration obligations; and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates and could have a material impact to the results of operations and cash flows of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company’s cash and cash equivalents, due from related parties, due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk
The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Liquidity Risk
The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.

Market risk
Market risk consists of interest rate risk, foreign currency risk and other price risk. The only market risk to which the Company is exposed is interest rate risk.  The Company’s cash and cash equivalents and restricted cash consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2012.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a significant effect on the Company.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at October 31, 2012 and December 27, 2012:

Common shares: 33,563,649 as of October 31, 2012 and 33,563,649 as of December 27, 2012.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (October 31, 2012)	Number of Shares Remaining Subject to Options (December 27, 2012)
February 14, 2013	$1.00	50,000	50,000
February 22, 2013	$0.40	10,000	10,000
May 1, 2013	$1.00	15,000	15,000
February 22, 2014	$0.40	90,000	90,000
January 13, 2015	$0.76	515,000	515,000
September 17, 2015	$0.45	555,000	555,000
January 21, 2016	$0.80	430,000	430,000
February 22, 2017	$0.40	930,000	930,000
October 12, 2017	$0.30	710,000	710,000
TOTAL:		3,305,000	3,305,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (October 31, 2012)	Number of Underlying Shares (December 27, 2012)
October 1, 2013*1	$0.75	4,709,120	4,709,120
October 23, 2013*2	$0.75	1,755,000	1,755,000
TOTAL:		6,464,120	6,464,120

*
On March 28, 2012, the TSX Venture Exchange approved the 1st extension of these warrants to October 1, 2012 and October 23, 2012 and on September 20, 2012, the TSX Venture Exchange approved the 2nd extension of these warrants to October 1, 2013 and October 23, 2013.

1	Original expiry date: April 1, 2012
2	Original expiry date: April 23, 2012

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2012 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at October 31, 2012 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Coral because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2012

There have been no changes in the Company’s internal controls over financial reporting that occurred during the nine months ended October 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 27, 2012. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.